# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hilton Grand Vacations Inc., CIK 0001674168
CUSIP: 43283X105
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 6355 Metrowest Boulevard, Suite 180, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 06/04/2026
Amends the filing with accession number 0001104659-21-103460
Filed by CIK 0001566491
Persons authorized to receive notices and communications: Erin E. Martin, Esq., 1111 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20004, (202) 739-3000

## Reporting persons
- Apollo Principal Holdings A GP, Ltd (CIK 0001566491): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,245,825; sole dispositive power 0; shared dispositive power 13,245,825; aggregate amount beneficially owned 13,245,825 (16.9% of the class)
- AP Dakota Co-Invest, L.P. (CIK 0001682821): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,375,987; sole dispositive power 0; shared dispositive power 3,375,987; aggregate amount beneficially owned 3,375,987 (4.3% of the class); the aggregate amount excludes certain shares
- AP VIII Dakota Holdings Borrower, L.P. (CIK 0001878274): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,869,838; sole dispositive power 0; shared dispositive power 9,869,838; aggregate amount beneficially owned 9,869,838 (12.6% of the class); the aggregate amount excludes certain shares
- AP Dakota Co-Invest GP, LLC (CIK 0001877428): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,375,987; sole dispositive power 0; shared dispositive power 3,375,987; aggregate amount beneficially owned 3,375,987 (4.3% of the class); the aggregate amount excludes certain shares
- AP VIII Dakota Holdings Borrower GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,869,838; sole dispositive power 0; shared dispositive power 9,869,838; aggregate amount beneficially owned 9,869,838 (12.6% of the class); the aggregate amount excludes certain shares
- AP VIII Dakota Holdings, L.P. (CIK 0001877482): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,869,838; sole dispositive power 0; shared dispositive power 9,869,838; aggregate amount beneficially owned 9,869,838 (12.6% of the class); the aggregate amount excludes certain shares
- Apollo Advisors VIII, L.P. (CIK 0001600221): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,245,825; sole dispositive power 0; shared dispositive power 13,245,825; aggregate amount beneficially owned 13,245,825 (16.9% of the class)
- Apollo Capital Management VIII, LLC (CIK 0001600223): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,245,825; sole dispositive power 0; shared dispositive power 13,245,825; aggregate amount beneficially owned 13,245,825 (16.9% of the class)
- APH Holdings, L.P. (CIK 0001648671): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,245,825; sole dispositive power 0; shared dispositive power 13,245,825; aggregate amount beneficially owned 13,245,825 (16.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Hilton Grand Vacations Inc.
Address of issuer's principal executive offices: 6355 Metrowest Boulevard, Suite 180, Orlando, Florida (FL), 32835
Comment:
The information in this Amendment No. 3 to Schedule 13D (this "Third Amendment" or this "13D/A") amends and supplements the Schedule 13D (the "Original Schedule 13D," and, as amended, the "Schedule 13D") filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons therein described on August 11, 2021, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hilton Grand Vacations Inc., a Delaware corporation ("HGV," the "Issuer" or the "Company"), as amended by that Amendment No. 1 to Schedule 13D (the "First Amendment") filed with the SEC on November 27, 2024, as further amended by that Amendment No. 2 to Schedule 13D (the "Second Amendment") filed with the SEC on August 18, 2025.

Except as set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein without definition have the meaning assigned thereto in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Information in Rows 11 and 13 of the respective cover pages of each Reporting Person is incorporated into this Item 5(a) by reference.

The Reporting Persons' aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 16.9%, based on a total of 78,515,453 shares of Common Stock outstanding as of June 4, 2026, as provided by the Issuer to the Reporting Persons.

Dakota Co-Invest GP, Borrower GP LLC, Dakota Holdings LP, Advisors VIII, Capital Management VIII, APH Holdings, and Principal Holdings A GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers and directors, of Principal Holdings A GP, each disclaims beneficial ownership of all Common Stock owned of record by Dakota Co-Invest and Dakota Holdings Borrower, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the respective cover pages of each Reporting Person is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days:
The Reporting Persons effected the following transaction of the Common Stock during the past sixty days: on June 4, 2026, the Reporting Persons set forth below sold an aggregate of 5,000,000 shares of Common Stock for $50.00 per share pursuant to an underwritten public offering:

Dakota Co-Invest 1,274,359

Dakota Holdings Borrower 3,725,641

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Underwriting Agreement, dated June 2, 2026, by and among Hilton Grand Vacations Inc., certain stockholders named therein and Wells Fargo Securities, LLC, as Representative of the Underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on June 4, 2026).

## Signatures
- Apollo Principal Holdings A GP, Ltd: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- AP Dakota Co-Invest, L.P.: AP Dakota Co-Invest GP, LLC, General Partner (06/08/2026)
- AP Dakota Co-Invest, L.P.: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- AP VIII Dakota Holdings Borrower, L.P.: AP VIII Dakota Holdings Borrower GP, LLC, General Partner (06/08/2026)
- AP VIII Dakota Holdings Borrower, L.P.: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- AP Dakota Co-Invest GP, LLC: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- AP VIII Dakota Holdings Borrower GP, LLC: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- AP VIII Dakota Holdings, L.P.: Apollo Advisors VIII, L.P., General Partner (06/08/2026)
- AP VIII Dakota Holdings, L.P.: Apollo Capital Management VIII, LLC, General Partner (06/08/2026)
- AP VIII Dakota Holdings, L.P.: /s/ James Elworth, General Partner (06/08/2026)
- Apollo Advisors VIII, L.P.: Apollo Capital Management VIII, LLC, General Partner (06/08/2026)
- Apollo Advisors VIII, L.P.: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- Apollo Capital Management VIII, LLC: /s/ James Elworth, James Elworth/Vice President (06/08/2026)
- APH Holdings, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (06/08/2026)
- APH Holdings, L.P.: /s/ James Elworth, James Elworth/Vice President (06/08/2026)